EXHIBIT 5

News Release

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release. This release should be read in conjunction with BCE Inc.’s 2007 Third Quarter MD&A dated November 6, 2007 (available at http://www.bce.ca/data/documents/reports/en/2007/q3/2007q3-sr-en.pdf) which is incorporated by reference in this release, filed by BCE Inc. with the U.S. Securities and Exchange Commission under Form 6-K and with Canadian securities commissions.

BCE REPORTS 2007 THIRD QUARTER RESULTS

  Strong wireless subscriber and ARPU growth

  Significant improvement in wireless EBITDA and EBITDA margin

  Steadily improving financial results overall from revenue improvements and cost reductions

  Solid earnings growth with EPS of $0.50; $0.54 before special items, increasing by 38.9% and 12.5% respectively

MONTRÉAL, Québec, November 7, 2007 – Bell Canada’s rebounding wireless segment and a continued focus on profitability led to steady EBITDA and earnings growth as BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the third quarter of 2007.

“Bell continued to make progress on two fronts this quarter, moving towards the completion of the privatization transaction and delivering steadily improving results,” said Michael Sabia, Chief Executive Officer of Bell Canada. “With respect to the privatization of the company, our shareholders have voted overwhelmingly in support of the transaction. We also received Competition Bureau approval and obtained a schedule from the Superior Court of Québec that allows for an expeditious resolution of the related legal proceedings. We continue to expect the closing of this transaction in Q1 2008.”

“In addition, we continued to make operating progress with a record Q3 for wireless gross activations, improving revenue growth and continued steady growth in EBITDA and earnings,” Mr. Sabia said. “We also continued to deliver on our cost savings targets and to step up our efforts to move away from low margin equipment sales.”

The Bell Wireless segment(1) had its best ever Q3 with 445,000 gross activations, or 15.6% more than last year. Net activations this quarter were 137,000, or 7.0% higher than last year. Network revenues increased by 8.0% and blended ARPU increased to $56. Wireless EBITDA increased by 17.2% with EBITDA flow-through of 92%. EBITDA margins on network revenues grew to 46.1%, an increase of 3.6 percentage points.

“All of our efforts to re-energize our wireless business paid off this quarter,” said George Cope, President and Chief Operating Officer of Bell Canada. “Wireless clients responded positively to our offers, data-focused handset introductions and expanded market presence while we continued to deliver solid EBITDA growth.”

“In our wireline business, as expected, legacy local and long distance service revenues declined at a slower pace than last year as our business units continue to focus on profitability and our year-to-date NAS losses are relatively stable,” Mr. Cope said.

“The rate of Bell’s revenue growth has steadily improved this year from the 0.4% experienced in Q1 to 2.0% this quarter as the rate of our wireline revenue erosion has improved,” Mr. Cope said. “Bell’s EBITDA continued to show steady growth due to higher revenues, cost reductions and lower pension expenses, which more than offset the continued erosion of higher margin legacy services.”

With recent regulatory changes, Bell now has the flexibility to bundle and package local telephone services with other non-regulated services in Ontario and Québec in areas representing approximately 90% of Bell’s residential access lines and 40% of Bell’s business access lines. Taking advantage of this flexibility, Home Phone service was added to the Bell Bundle in the Québec market in September.

Bell invested $575 million of capital this quarter with a continued focus on improving the customer experience and expanding the range of services available to customers through expenditures in areas such as Bell’s high-speed Evolution, Data Optimized (EVDO) wireless network and Fibre-to-the-node (FTTN).

Financial Highlights
	Q3 2007	Q3 2006	% change
($ millions except per share amounts) (unaudited)
Bell(i) Operating Revenues	$3,701	$3,628	2.0%
BCE(ii) Operating Revenues	$4,494	$4,407	2.0%
Bell EBITDA(2)	$1,386	$1,335	3.8%
BCE EBITDA	$1,789	$1,712	4.5%
Bell Operating Income	$679	$616	10.2%
BCE Operating Income	$897	$799	12.3%
BCE Cash From Operating Activities	$1,603	$1,596	0.4%
BCE Free Cash Flow(3)	$421	$442	(4.8%)
BCE EPS	$0.50	$0.36	38.9%
BCE EPS before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant(4)	$0.54	$0.48	12.5%

(i)	Bell includes the Bell Wireless and Bell Wireline segments.
(ii)	BCE includes Bell, Bell Aliant and Telesat.

BCE’s net earnings per share (EPS) was $0.50 for the quarter compared to $0.36 for the same period last year. The increase relates to higher EBITDA, lower interest expense, and lower restructuring and other charges more than offsetting higher amortization expense. EPS before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant(4) was $0.54 in the quarter, compared to $0.48 in the same period last year.

Bell Wireless Segment
The Bell Wireless segment had strong net activations this quarter and its best-ever Q3 for gross activations while continuing to improve profitability.

  Total Bell Wireless operating revenues grew 8.0% to $1,072 million. Wireless network revenues increased by 8.0% to $974 million.
  Bell Wireless operating income increased by 23% to $339 million.
  Bell Wireless EBITDA increased 17.2% to $449 million with EBITDA flow-through of 92%. EBITDA margins on network revenues grew to 46.1%, an increase of 3.6 percentage points.
  Blended ARPU increased by $3 to $56 reflecting a $2 increase in postpaid ARPU to $68 and a $3 increase in prepaid ARPU to $19.
  Cost of acquisition decreased by 10.6% to $371 per gross activation, reflecting lower handset subsidies and higher gross activations.
  Blended churn of 1.7% was 0.2 percentage points higher than Q3 of 2006 reflecting an increase in postpaid churn of 0.3 percentage points to 1.4% due to the competitive intensity of the marketplace. Prepaid churn decreased by 0.1 percentage points to 2.7%.
  The Bell Wireless client base reached 6,021,000.
  Total gross activations were 445,000, a 15.6% increase from last year.
  Total net activations were 137,000 this quarter, or 7.0% higher than Q3 of 2006 and significantly higher than the net activations experienced in Q1 and Q2.

Bell Wireline Segment
The Bell Wireline segment made progress in several areas despite the ongoing erosion of legacy services.

  Total Bell Wireline operating revenues decreased by 0.2% to $2,641 million this quarter as gains in video and data revenues were offset by decreases in local and access and long distance revenues.
  Bell Wireline operating income was unchanged at $340 million this quarter as the loss of higher margin voice and data business and higher amortization expense was offset by higher video revenues, cost reductions, lower pension expenses and lower restructuring and other costs.
  Bell Wireline EBITDA declined by 1.6% to $937 million as the ongoing erosion of our residential local access line (NAS) customer base was largely offset by pricing initiatives, cost savings and lower pension expenses.
  Local and access revenues declined by 3.7% to $892 million which reflected an improvement over the 7.8% decline experienced in Q3 2006.
  NAS levels declined by 93,000 this quarter compared to the decline of 59,000 in the same period last year.
  Residential NAS levels declined by 104,000 this quarter, higher than the decline of 90,000 experienced last year with the disconnection of non-paying customers and the footprint expansion of a major cable competitor more than offsetting the continuing growth in customer winbacks. On a year-to-date basis, the decline in residential NAS levels remained relatively stable at 394,000 this year compared with 386,000 for the comparable period in 2006.
  Business NAS levels increased by 11,000 this quarter.
  Long distance revenues declined by 8.4% to $306 million this quarter which reflected an improvement over the 13.2% decline experienced in Q3 2006.
  Data revenues increased 1.2% to $892 million this quarter due to growth in Internet revenues and higher IP Broadband revenues partly offset by the further erosion of legacy data services.
  High-speed Internet subscribers grew by 8.0% compared to last year with 34,000 net activations in the quarter.

  Video revenues increased by 14.2% to $330 million this quarter due largely to an ARPU increase of $6 to $60.
  Total video subscribers increased by 1.8% compared to last year to reach 1,820,000.
  Video net activations of 3,000 this quarter were impacted by higher churn of 1.3%, an increase of 0.3 percentage points compared to last year.

Bell Aliant Regional Communications
Bell Aliant’s revenues increased 1.6% to $838 million this quarter due to growth in Internet and information technology services offsetting declines in local and access, long distance and data services. Operating income increased 9.9% to $178 million due to higher revenues and cost savings.

Telesat
Telesat’s revenues were $130 million this quarter, up 15.0% over last year, due to revenues from its Anik F3 satellite which became operational in May of this year and growth of its two-way broadband service. Operating income was $47 million, up 47% due to higher revenues partly offset by higher amortization expense.

On October 31, 2007, the company completed the previously announced sale of Telesat to a new acquisition company formed by Canada’s Public Sector Pension Investment Board and Loral Space and Communications Inc. Net of assumed debt and transaction expenses, BCE received proceeds of $3.2 billion from the all-cash transaction and expects to report a gain of approximately $1.86 billion in the fourth quarter.

Outlook
Following the approval of the privatization of BCE by its shareholders on September 21, 2007, the company is no longer providing or updating guidance.

Notes
The information contained in this news release is unaudited.

(1)	Consistent with North American industry practices, total wireless gross activations, net activations and subscribers include 100% of Virgin Mobile’s subscribers. Wireless ARPU, churn, usage per subscriber and cost of acquisition continue to be computed by including 50% of Virgin Mobile’s results, a level corresponding to Bell’s ownership position.

(2)	The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense and restructuring and other items.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other items does not imply they are necessarily non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income. Please refer to the section of the BCE 2007 Q3 MD&A entitled “Non-GAAP Financial Measures”, which is incorporated by reference in this news release, for a reconciliation of EBITDA to operating income.

(3)	The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define it as cash from operating activities after capital expenditures, total dividends and other investing activities. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. Please refer to the section of the BCE 2007 Q3 MD&A entitled “Non-GAAP Financial Measures”, which is incorporated by reference in this news release, for a reconciliation of free cash flow to cash from operating activities.

(4)	The term net earnings (or EPS) before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We use net earnings (or EPS) before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.

The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. Please refer to the section of the BCE 2007 Q3 MD&A entitled “Non-GAAP Financial Measures”, which is incorporated by reference in this news release, for a reconciliation of net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant to net earnings applicable to common shares on a total and per share basis.

About BCE Inc.
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the proposed privatization of BCE, legal proceedings related thereto and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed privatization transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC, Industry Canada and other applicable governmental authorities, (ii) necessary court approval, and (iii) certain termination rights available to the parties under the definitive agreement dated June 29, 2007 governing the terms of the transaction. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares. In addition, depending on the circumstances in which the proposed transaction is not completed, BCE could have to pay significant fees and costs as directed by the purchaser, in addition to its own costs incurred in connection with such activities completed to date.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the definitive agreement dated June 29, 2007, as well as BCE’s 2007 Second Quarter MD&A dated July 31, 2007, BCE’s 2007 Third Quarter MD&A dated November 6, 2007 and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

For inquiries, please contact:

Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007 pierre.leclerc@bell.ca	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca